UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                  DCI USA Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                    Shares of Common Stock, $0.001 Par Value
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   368075 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


                               Jonathan Ilan Ofir
                             Chief Executive Officer
                                  8 Bond Street
                             Great Neck, N.Y. 11021
                                  718-383-4999

                                 With a copy to:

                              Vincent McGill, Esq.
                             Eaton & Van Winkle LLP
                             3 Park Ave, 16th Floor
                              New York, N.Y. 10016
                                  212-561-3604
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 21, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jonathan Ilan Ofir
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      State of Israel
--------------------------------------------------------------------------------
Number of           7.    Sole Voting Power
Shares
Beneficially              31,500,000 (87%)
Owned by            ------------------------------------------------------------
by Each             8.    Shared Voting Power
Reporting
Person                    -0-
With                ------------------------------------------------------------
                    9.    Sole Dispositive Power

                          31,500,000 (87%)
                    ------------------------------------------------------------
                    10.   Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      31,500,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      87%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Security: Common Stock, par value $.001 per share (the "Common Stock")
          (CUSIP No. 368075 10 7)

Issuer:   DCI USA, Inc.
          8 Bond Street
          Great Neck, N.Y. 11021

Item 2. Identity and Background

(a) The name of the person filing this statement: Jonathan Ilan Ofir (the "Reporting Person").

(b) Address for the Reporting Person: 8 Bond Street, Great Neck, N.Y. 11021.

(c) Principal Business: The Reporting Person is the Chairman and Chief Executive Officer of the Issuer, which is in the business of owning and operating income producing real estate.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the State of Israel.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person, Uri Rosin (the Reporting Person's father-in-law), and an entity controlled by Mr. Rosin entered into an Assignment and Assumption Agreement as of March 21, 2006 (the "Assignment Agreement"). Pursuant to the Assignment Agreement, the Reporting Person assumed all of the rights and obligations of certain purchasers of the Issuer's Common Stock, which rights and obligations included a "put" of approximately 87% of the Issuer's shares to the purchasers. The Reporting Person was therefore obligated to purchase, at $0.04127 per share (for an aggregate of $1,170,004) the shares reported herein. Payment of the consideration for the shares is due on December 31, 2007.

The Reporting Person and Direct Capital Investment Ltd., an Israeli corporation and the parent company of the Issuer ("Direct Capital"), entered into an Option Agreement on February 1, 2006. Pursuant to the Option Agreement, the Reporting Person granted to Direct Capital a put option, by which Direct Capital may compel the Reporting Person to purchase all of the remaining issued and outstanding shares of the Issuer that it owns, i.e. 3,150,000 shares (the "Remaining Shares"). The price per share would be $0.04127, or an aggregate of $130,000, and the put option may be exercised from December 31, 2007 until June 30, 2008. The Option Agreement also granted to the Reporting Person a call option, pursuant to which the Reporting Person may compel Direct Capital to sell to him all of the Remaining Shares. The price per share would be $0.1238, or an aggregate of $390,000; the call option is exercisable from February 1, 2006 until June 30, 2008. Since the Reporting Person may acquire direct ownership of the Remaining Shares through exercise of the call option at any time, they are deemed beneficially owned by him.

Both the put option and the call option are exercisable only with respect to all of the Remaining Shares.

Item 4. Purpose of Transaction

By the terms of the Assignment Agreement, the Reporting Person acquired control of the Issuer. Currently, the Reporting Person is considering various transactions that would involve the Issuer, including acquisitions and financing arrangements. As of the date of this report, there are no definitive agreements between the Issuer and any third party.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 31,500,000 shares of Common Stock, or approximately 87% of the issued and outstanding shares of Common Stock of the Issuer, of which the Reporting Person has the right to acquire 3,150,000.

(b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock of the Issuer currently owned by it.

(c) Except for the acquisition of the 31,500,000 reported herein, neither the Reporting Person nor any person listed in Item 2(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except those described in Item 3 above.

Item 7. Material to Be Filed as Exhibits

1. Share Sale Agreement, dated Feb. 1, 2006 by and between Direct Capital Investment Ltd., and Uri Rosen and Gunter Frantz, Ltd.

2. Option Agreement, dated Feb. 1, 2006 by and between Direct Capital Investment Ltd. and Jonathan Ilan Ofir.

3. Assignment and Assumption of Contract dated March 21, 2006 by and between Uri Rosen and Jonathan Frantz, Ltd., as assigners, and Jonathan Ilan Ofir, as assignee.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2006


/s/ Jonathan Ilan Ofir


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).